Exhibit 16.1

June 18, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 18, 2018, of Era Group Inc. and are in agreement with the statements contained in the second, third, and fourth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page two therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audits of the registrant's 2016 and 2017 financial statements.

/s/ Ernst & Young LLP